MINES MANAGEMENT, INC.

905 W. Riverside Avenue, Suite 311
Spokane, Washington 99201

September 11, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         John Reynolds, Assistant Director

Jay Williamson

Brigitte Lippman

Re:                             Mines Management, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 13, 2014

File No. 001-32074

Ladies and Gentlemen:

With respect to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated September 5, 2014  relating to the preliminary proxy statement on Schedule 14A filed August 13, 2014 by Mines Management, Inc. (the “Company”), the Company acknowledges a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions at 509.838.6050.

Sincerely,

/s/ Glenn Dobbs

Glenn Dobbs
Chief Executive Officer